EXHIBIT 99.1

Canagold Appoints Senior Vice President, Operations

Vancouver, B.C. – March 31, 2023 - Canagold Resources Ltd. (TSX: CCM, OTC-QB: CRCUF, Frankfurt: CANA) (“Canagold” or the “Company”) is pleased to announce the appointment of Mr. Colm Keogh as Senior Vice President, Operations.

Mr. Keogh is a Professional Mining Engineer with 30 years of experience in underground hard-rock mining across Canada and the United States, in Europe, Mexico, South America and Africa. He has provided effective senior leadership in technical and operational roles supporting projects from feasibility studies, development, operations, through to closure.

As a principal mining consultant, Mr. Keogh has managed multidisciplinary study teams in mining projects across a wide range of international jurisdictions, and acted in the capacity of an independent engineer on numerous acquisitions and financings. Prior to his role at Canagold, he was employed by Barrick Gold, Billiton Metals, Inco Gold, Anglo American, AMC Mining Consultants, Shanoon Resources, and Eldorado Gold Corporation.

“As we progress New Polaris through feasibility and permitting, Canagold is thrilled that our shareholders and stakeholders will benefit from the depth and breadth of underground mining expertise that Colm brings to the Company,” said Catalin Kilofliski, CEO of Canagold. “His unique experience directly complements our technically focused and socially driven management team as we move forward with Canada’s next high-grade gold mine, located within the traditional territory of the Taku River Tlingit First Nation in British Columbia.”

Correction Regarding Canagold EDGAR Filings

Due to a clerical oversight, Canagold filed its disclosure on EDGAR between August 3, 2022 and March 27, 2023 (“the period”) under the signatory of the previous CEO of the Company, who had resigned as of August 3, 2022. In order to resolve the error, the Company has refiled on EDGAR all filings for this period under the correct CEO name.

About Canagold

Canagold Resources Ltd. is a growth-oriented gold exploration company focused on advancing the New Polaris Project through feasibility and permitting. Canagold is also seeking to grow its assets base through future acquisitions of additional advanced projects. The Company has access to a team of technical experts that can help unlock significant value for all Canagold shareholders.

“Catalin Kilofliski”

Catalin Kilofliski

Chief Executive Officer

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For further information please contact:

Knox Henderson, VP Corporate Development

Tel: (604) 604-416-0337; Cell: (604) 551-2360

Toll Free: 1-877-684-9700

Email: knox@canagoldresources.com

Website: www.canagoldresources.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historical facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the future performance of Canagold, and the Company’s plans and exploration programs for its mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “has proven”, “expects” or “does not expect”, “is expected”, “potential”, “appears”, “budget”, “scheduled”, “estimates”, “forecasts”, “at least”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others risks related to the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company’s ability to continue as a going concern; the Company’s ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

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